UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of Section 54(a) of the Investment Company Act of 1940 (the “Act”), to be subject to the provisions of Section 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name:	Goldman Sachs Liberty Harbor Capital, LLC
Address of Principal Business Office:	200 West Street New York, New York 10282
Telephone Number:	212-902-0300
Name and Address of Agent for Service of Process:	Jonathan Lamm Goldman Sachs Liberty Harbor Capital, LLC 200 West Street New York, New York 10282
Copy to:
Paul D. Tropp, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
1 New York Plaza
New York, New York 10004

Geoffrey R.T. Kenyon, Esq.
Richard Horowitz, Esq.
Dechert LLP
1095 Avenue of the Americas
New York, New York 10036

Margery K. Neale, Esq.
Maria Gattuso, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, New York 10019

Check on of the following:

[X]
The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed:

March 29, 2013

[ ]	The company is relying on Rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of the company:

The file number of the registration as an investment company pursuant to Section 8(a) of the Act, if any, of any subsidiary of the company:

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware and with its principal place of business in New York; that it will be operated for the purpose of making investments in securities described in Section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned has caused this Notification of Election to be Subject to Section 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of New York and State of New York on the 29th day of March, 2013.

GOLDMAN SACHS LIBERTY HARBOR CAPITAL, LLC

By: /s/ Jonathan Lamm
Name: Jonathan Lamm
Title: Chief Financial Officer and Treasurer

Attest:	/s/ Brendan McGovern
Name: Brendan McGovern
Title: Chief Executive Officer and President